Supplement to Exhibit (a)(11)

On November 6, 2012, the following, which supplements the Investor FAQs incorporated by reference into the Company’s Schedule 14D-9 filed on October 29, 2012 from the Company’s Schedule 14D-9 filed on October 17, 2012, was added to the Investor FAQs on the Company’s website:

What do I do with my stock options?

You do not need to take any action at this time with respect to your stock options. If and when the Merger closes, all stock options outstanding at that time, whether or not exercisable, will be canceled. All company stock options outstanding that have exercise prices that are greater than the Merger Consideration (as defined in the Merger Agreement) will be canceled and no payment will be due to the stock option holder. Any company stock options outstanding that have exercise prices that are less than the Merger Consideration (as defined in the Merger Agreement) will be canceled and a cash payment shall be due to the stock option holder pursuant to the terms of the Merger Agreement.